Walter Investment Management Corp.

3000 Bayport Drive, Suite 1100

Tampa, FL 33607

                     May 3, 2013

VIA E-MAIL AND EDGAR

Erin Purnell

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mailstop 4631

Washington, D.C. 20549-7010

Re: Walter Investment Management Corp. Registration Statement on Form S-3, Filed February 13, 2013 (File No. 333-186672)

Ladies and Gentlemen:

Reference is made to the Registration Statement on Form S-3 (File No. 333-186672) filed with the Securities and Exchange Commission by Walter Investment Management Corp. (the “Company”) on February 13, 2013 (the “Registration Statement”). Pursuant to Rule 477 promulgated under the Securities Act of 1933, the Company hereby applies for the immediate withdrawal of the Registration Statement together with all exhibits thereto.

The Registration Statement was filed in connection with the Company’s contractual obligations to file and maintain a resale registration statement for certain of its security holders. However, such obligations have been terminated. The Company confirms that no shares of the securities have been sold pursuant to the Registration Statement.

The Company requests that, in accordance with Rule 457(p) promulgated under the Securities Act, all fees paid to the Securities and Exchange Commission in connection with the filing of the Registration Statement be credited for future use.

If you have questions or require additional information, please do not hesitate to contact the Company’s outside counsel, Risë Norman of Simpson Thacher & Bartlett LLP at (212) 455-3080.

Sincerely,

WALTER INVESTMENT MANAGEMENT CORP.

By:	/s/ Stuart Boyd
	Name:	Stuart Boyd
	Title:	Vice President, General Counsel and Secretary

cc:	Via Facsimile

Risë Norman of Simpson Thacher & Bartlett LLP